FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards
Chief Executive Officer
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR
ITS FIRST QUARTER ENDED MARCH 31, 2011

Buenos Aires, Argentina, May 11, 2011 – Grupo Financiero Galicia S.A. (“GFG”) (Buenos Aires Stock Exchange: GGAL; NASDAQ: GGAL) announced today its consolidated financial results for the first quarter of fiscal year 2011, ended March 31, 2011.

NET INCOME FOR THE QUARTER ENDED MARCH 31, 2011

➢
Net income for the first quarter ended March 31, 2011 amounted to Ps.228.0 million, or Ps.0.184 per share, which is equivalent to Ps.1.84 per ADS. This result was mainly attributable to the income derived from GFG’s interests in Banco de Galicia y Buenos Aires S.A. (the “Bank”) (Ps.223.2 million) and Sudamericana Holding S.A. (Ps.14.2 million), and partially offset by administrative and financial expenses in the amount of Ps.13.6 million.

➢	The Bank recorded net income in the amount of Ps.235.3 million, which was higher than the Ps.60.7 million corresponding to the first quarter of fiscal year 2010.

➢
As of March 31, 2011, the Bank’s market share of loans to the private sector reached 9.07%, which represents a 1.23 percentage point increase when compared to March 31, 2010. The Bank’s market share of private sector deposits reached 8.44%, which represents a 0.43 percentage point increase when compared to same period in 2010.

➢	The table below sets forth the results per share information, based on GFG’s financial statements.

	In pesos
	FY 2011	FY 2010
Earnings per Share	1st Q.	4th Q.	1st Q.
	03/31/11	12/31/10	03/31/10

Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407
Book Value per Share	2.173	1.989	1.692
Book Value per ADS (1 ADS = 10 ordinary shares)	21.730	19.890	16.920
Earnings per Share	0.184	0.153	0.042
Earnings per ADS (1 ADS = 10 ordinary shares)	1.840	1.530	0.420

➢	GFG’s net income for the quarter ended March 31, 2011 represents an annualized return of 2.98% on average assets, and 35.34% on average shareholders’ equity.

	FY 2011	FY 2010
Profitability	1st Q.	4th Q.	1st Q.
	03/31/11	12/31/10	03/31/10

Return on Average Assets (Annualized)	2.89	2.73	1.07
Return on Average Shareholders Equity (Annualized)	35.34	32.28	9.96

NET INCOME BY BUSINESS

	In millions of pesos
	FY 2011	FY 2010
Net Income by Business	1st Q.	4th Q.	1st Q.
	03/31/11	12/31/10	03/31/10

Income from stake in Banco Galicia (94.8%)	223.2	187.5	57.5
Income from stake in Sudamericana Holding (87.5%)	14.2	10.5	4.5
Income from stake in other companies	-0.2	-0.7	-1.0
Deferred tax adjustment in Banco Galicia’s subsidiaries	4.4	5.7	-1.0
Other Income GFG	-13.6	-13.7	-8.6
Income tax	0.0	0.3	0.3
Net Income for the period	228.0	189.6	51.7

➢	"Income from stake in Sudamericana Holding" includes the results from GFG’s interest in Sudamericana Holding for the quarter ended December 31, 2010.

➢	“Income from stake in other companies” includes the results from GFG’s interests in Net Investment S.A., Galicia Warrants S.A, G.V. Mandataria de Valores S.A. and Galval Agente de Valores S.A.

➢
The “Deferred tax adjustment in Banco Galicia’s subsidiaries” shows the income tax charge applicable to the Bank’s subsidiaries as determined in accordance with the deferred tax method. This adjustment was not made in the Bank’s financial statements because Argentine Central Bank regulations do not require the application of the deferred tax method.

➢	Other Income GFG” for the first quarter of 2011 mainly includes administrative expenses in the amount of Ps.5.6 million and financial expenses in the amount of Ps.7.9 million.

RECENT DEVELOPMENTS

➢	At GFG’s ordinary shareholders’ meeting, which was held on April 27, 2011, the following distribution of GFG’s fiscal year 2010 results (in thousands) was approved:

- Legal Reserve	$20,445
- Cash Dividends	$24,828
- Discretionary Reserve	$363,628

CONFERENCE CALL

➢
On Friday, May 13, 2011, at 12:00 P.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), GFG will host a conference call to review these results. The dial-in number is (913) 312-1467; the passcode is 3811122.

This report is a summary analysis of the GFG’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with the Bank’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation of an original version written and expressed in Spanish. Therefore, any matters of interpretation should be resolved by referring to the original version in Spanish.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)
	In millions of pesos
	03/31/11	12/31/10	09/30/10	06/30/10	03/31/10
Cash and due from banks	5,295.0	5,645.6	5,204.0	3,999.5	4,001.8
Government and corporate Securities	3,277.7	2,278.0	2,925.4	3,627.1	4,137.9
Net Loans	23,177.8	21,353.8	18,403.8	17,028.3	14,060.6
Other Receivables Resulting from Financial Brokerage	3,926.8	3,326.0	2,242.0	3,183.3	3,569.5
Equity Investments in Other Companies	54.3	52.8	48.1	54.2	56.2
Bank Premises and Equipment, Miscellaneous and Intangible Assets	1,557.1	1,483.6	1,472.1	1,463.7	1,522.2
Other Assets	1,603.6	1,568.3	1,286.0	1,245.8	1,360.6
TOTAL ASSETS	38,892.3	35,708.1	31,581.4	30,601.9	28,708.8

Deposits	23,810.8	22,222.8	19,895.6	18,554.0	17,964.7
Other Liabilities Resulting from Financial Brokerage	9,159.6	7,608.1	6,207.8	6,690.3	6,187.4
Subordinated Negotiable Obligations	900.0	1,253.0	1,218.9	1,208.3	1,159.6
Other Liabilities	1,907.2	1,772.5	1,626.2	1,664.7	997.2
Minority Interest	417.2	382.5	353.0	325.9	298.9
TOTAL LIABILITIES	36,194.8	33,238.6	29,301.5	28,443.2	26,607.8
SHAREHOLDERS’ EQUITY	2,697.5	2,469.5	2,279.9	2,158.7	2,101.0

INFLATION AND EXCHANGE RATE
Retail Price Index (%)(**)	2.32	2.43	2.28	2.33	3.46
Wholesale Price Index (%)(**)	3.00	2.82	2.93	3.62	4.47
C.E.R. (%)(**)	2.32	2.32	2.29	2.85	3.16
Exchange Rate ($/U$S)(***)	4.0520	3.9758	3.9607	3.9318	3.8763

(*)  Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 – Law 19550).
(**)  Variation within the quarter.
(***)  Last working day of the quarter.  Source B.C.R.A. – Comunique “A” 3500 – Reference Exchange Rate

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA(*)
	In millions of pesos
Quarter ended:	03/31/11	12/31/10	09/30/10	06/30/10	03/31/10
FINANCIAL INCOME	1,208.8	1,174.8	901.0	803.4	736.9
- Interest on Cash and Due From Bank	0.2	0.1	0.3	0.2	0.1
- Interest on Loans to the Financial Sector	2.1	3.5	3.2	1.0	0.8
- Interest on Overdrafts	58.7	56.2	50.9	43.1	36.2
- Interest on Notes	160.9	142.7	128.3	113.7	113.7
- Interest on Mortgage Loans	26.8	26.6	26.2	25.7	25.4
- Interest on Pladge Loans	4.9	3.8	2.9	2.5	2.3
- Interest on Credit Card Loans	385.7	341.9	299.0	279.3	223.4
- Interest on Financial Leases	19.3	17.8	15.3	15.6	15.0
- Interest on Other Loans	403.9	361.8	322.8	157.1	140.0
- Net Income from Government and Corporate Securities	100.8	165.0	(2.3)	130.2	116.3
- On Other Receivables Resulting from Financial Brokerage	5.4	4.6	2.1	3.6	5.1
- Net Income from Guaranteed Loans-Decree 1387/01	0.9	0.8	1.0	0.8	1.0
- Adjustment by application of adjusting index	0.6	0.7	1.8	1.3	1.5
- Quotations Differences on Gold and Foreign Currency	12.4	29.4	25.8	(4.9)	26.0
- Other	26.2	19.9	23.7	34.2	30.1
FINANCIAL EXPENSES	443.1	405.3	361.7	315.4	330.3
- Interest on Demand Accounts Deposits	-	-	0.1	1.6	3.8
- Interest on Saving Account Deposits	1.8	1.6	1.5	1.2	1.1
- Interest on Time Deposits	236.4	207.9	180.0	172.8	187.5
- Interest on Interbank Loans Received (Call Money Loans)	0.1	1.4	1.1	2.3	1.4
- Interest on Loans from Financial Sector	9.3	4.4	2.1	-	-
- For Other Liabilities resulting from Financial Brokerage	54.0	47.8	42.1	42.3	33.4
- Interest on Subordinated Negotiable Obligations	32.1	35.3	35.2	33.9	33.4
- Other interest	9.0	3.6	0.9	1.0	0.9
- Net Income from Options	-	-	-	0.2	0.2
- Adjustment by application of adjusting index	-	-	-	-	0.1
- Contributions to the Deposit Insurance Fund	9.7	8.6	8.0	7.8	7.4
- Other	90.7	94.7	90.7	52.3	61.1
GROSS BROKERAGE MARGIN	765.7	769.5	539.3	488.0	406.6
PROVISIONS FOR LOAN LOSSES	174.4	162.3	153.2	115.0	121.0
INCOME FROM SERVICES, NET	548.5	507.5	463.7	421.2	389.5
ADMINISTRATIVE EXPENSES	902.8	864.5	761.3	629.8	589.7
- Personnel Expenses	527.5	486.0	421.3	356.6	338.8
- Directors’ and Syndics’ Fees	4.1	4.5	1.8	2.2	2.9
- Other Fees	38.7	32.7	31.0	18.8	17.2
- Advertising and Publicity	44.7	62.3	50.9	40.6	35.8
- Taxes	58.5	57.6	50.1	45.6	37.4
- Depreciation of Premises and Equipment	21.6	20.6	19.8	18.4	18.1
- Amortization of Organization and Development Expenses	19.7	18.9	16.5	14.6	13.1
- Other Operating Expenses	115.4	109.9	103.8	82.3	77.6
- Other	72.6	72.0	66.1	50.7	48.8
MINORITY INTEREST	(39.8)	(31.7)	(26.5)	(26.4)	(19.7)
INCOME FROM EQUITY INVESTMENTS	29.0	30.7	28.6	0.3	2.5
NET OTHER INCOME	134.0	23.0	97.0	(33.0)	33.8
INCOME TAX	132.2	82.6	66.4	58.9	50.3
NET INCOME	228.0	189.6	121.2	46.4	51.7

(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art.33 – Law 19550)